

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2021

Keith A. Goldan
Chief Financial Officer
OptiNose, Inc.
1020 Stony Hill Road, Suite 300
Yardley, PA 19067

   Re: **OptiNose, Inc.**
       Form 10-Q
       Exhibit No. 10.1
       Filed November 5, 2020
       File No. 001-38241

Dear Mr. Goldan:

   We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

            Sincerely,

            Division of Corporation Finance